UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011.
OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to .
Commission file number: 1-5415

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A. M. Castle & Co. 401(K) Savings and Retirement Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois 60523
(847) 349-7111 (Issuer’s telephone number, including area code)

A. M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

Table of Contents
Page
Financial Statements:
Report of Independent Registered Public Accounting Firm	3
Statements of Net of Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at end of year)	17

Signature Page	18
Exhibit Index	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the Pension Plans and
401(k) Savings and Retirement Plans
A.M. Castle & Co. 401(k) Savings and Retirement Plan
Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of A.M. Castle & Co. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 and are in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of A.M. Castle & Co. 401(k) Savings and Retirement Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Baker Tilly Virchow Krause, LLP

Chicago, Illinois
June 27, 2012

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
NET ASSETS

Participant directed investments at fair value	$78,509,654	$81,215,882
Notes receivable from participants	2,315,817	2,165,551

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	80,825,471	83,381,433

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(47,565)	(104,181)

NET ASSETS AVAILABLE FOR BENEFITS	$80,777,906	$83,277,252

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011

ADDITIONS TO NET ASSETS
Investment income
Interest	$91,798
Dividends	1,047,202
Realized gains	989,356
Total investment income	2,128,356

Contributions
Employer	2,909,888
Participant	4,350,448
Rollovers from other qualified plans	411,853
Total contributions	7,672,189

Other income	14,620

Total additions	9,815,165

DEDUCTIONS FROM NET ASSETS

Net depreciation in fair value of investments	(4,441,414)
Benefits paid to participants	(7,760,338)
Administrative fees	(112,759)
Total deductions	(12,314,511)

NET DECREASE	(2,499,346)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	83,277,252

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$80,777,906

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the A. M. Castle & Co. 401(k) Savings and Retirement Plan (“the Plan”) is provided for general information purposes only.  Users of these financial statements should refer to the Plan document for more complete information.

General:  The Plan was established on January 1, 1957.  The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. and its subsidiaries (the “Company”) in order to build a supplemental retirement fund and to provide additional disability and death benefits.  Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution 401(k) plan available to salaried and other eligible employees of the Company and certain of its subsidiaries.  Employees of the Company are eligible to become participants in the Plan on the first day of the month following the completion of 30 days of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee:  The Principal Financial Group (the “Trustee”) is the Trustee of the Plan effective September 1, 2005.  The Plan’s trust fund is administered under the terms of certain trust agreements between the Plan and the Trustee.  The trust agreements provide, among other things, that the Trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

Participant Accounts:  Participants may contribute up to 100% of their eligible compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations as well as rollover contributions.  Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit.  Participants direct the investment of their participant and employer contributions among various investment options offered by the Plan, including the common stock of the Company.

Effective January 1, 2011, eligible employees that did not previously participate in the Plan were automatically enrolled unless an alternative action was made.  A salary deferral of three percent of pre-tax compensation, increasing one percent annually until a maximum deferral of ten percent is reached, for each automatically enrolled participant defaults into the T. Rowe Price Target Date Retirement Funds, unless the participant elects an alternative investment option.

Employer Contributions:  On July 1, 2008, the Plan was amended to provide a fixed contribution of 4% of eligible earnings for all employees of the Company, excluding the USWA participants, and the employer’s matching contribution was increased to 50% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation. For employees whose pension benefit was frozen on July 1, 2008 and who met eligibility requirements, there is a fixed “pension credit” contribution of either 3% or 6% of eligible compensation earned on and after July 1, 2008, based on age and service at the time the benefit was frozen.  USWA participants receive no employer contributions.  Effective April 27, 2009, the Company suspended all employer contributions into the Plan including the matching contributions, fixed contributions and “pension credits”.  The employer matching contributions and “pension credits” were reinstated by the Company on April 26, 2010, per Plan amendment.  Effective July 1, 2011, the Plan was amended to provide for a Company matching contribution of 100% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation.  Effective July 1, 2011, the portion of the Plan that previously provided for a fixed contribution of 4% of eligible earnings for all employees was eliminated.

Vesting:  Participant contributions (including rollover contributions) and earnings thereon are at all times 100% vested.  For employer contributions to the Plan, and any earnings thereon, participants will be fully vested after completing two calendar years of service.  In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.

Forfeitures:  Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ matching contribution accounts.  Amounts forfeited from employees’ matching contribution accounts are to be allocated to eligible participants, as defined by the Plan.  The amount of forfeitures, which reduced matching contributions for the year ended December 31, 2011, was $35,414.  At December 31, 2011 and 2010, there were unallocated forfeitures of zero and $1,137, respectively.

Allocations of Income:  Earnings of the Plan, as defined, are allocated to participants’ accounts based on the proportion of each participant’s account balance within each fund to the total account balance.

Notes Receivable from Participants:  Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the Plan document.  Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan.  Loan rates are established at the beginning of each quarter.  Loans are secured by the balance in the participant’s account.  Upon termination of employment, notes receivable from participants (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits:  Benefit payments from the Plan will not be made until a participant retires, dies, attains age 65, or otherwise terminates employment with the Company.  However, in-service benefit payments may be taken when participants reach 59.5 years of age.  Benefit payments are made in cash in a lump sum, an installment basis, purchase of an annuity, or can be rolled over to another plan or an individual’s Individual Retirement Account.  Hardship withdrawals are allowed by the Plan in certain cases of financial hardship, as defined by the Plan.  Benefit payments to participants are recorded when paid.  Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid.  Plan assets allocated to the accounts of these participants were $2,500 and $22,000 at December 31, 2011 and 2010, respectively.

Basis of Accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan utilizes various investment instruments, including mutual funds, a common collective fund, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition:  Investments are stated at fair value.  The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year.  Common collective trusts are valued at the fair value based on the Net Asset Value (NAV) of the underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.  Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits.

Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end.  Fully benefit-responsive investment contracts included in the underlying investments of the FFTW Income Plus Fund (formerly the ABN AMRO Income Plus Fund), a common collective trust fund in which the Plan holds an interest, is to be presented at fair value.  The difference between the fair value of this investment and its contract value is presented as a separate adjustment in the Statements of Net Assets Available for Benefits because the contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.

Investment Options

Effective January 1, 2011, the T. Rowe Price Target Date Retirement Funds were added as investment options for participants.  Effective January 10, 2011, the A. M. Castle & Co. Equity Fund closed and existing assets were equally allocated to the Montag & Caldwell Growth Fund and the Allianz NFJ Dividend Value Fund, which represent the two funds that previously comprised the Equity Fund.

The investment options provided under the Plan are as follows:

Common Stock
A. M. Castle & Co. common stock – consists entirely of A. M. Castle & Co. common stock.

Mutual Funds
Conservative Allocation Fund - The fund’s objective is to provide long-term growth of income and a high and sustainable level of current income, along with moderate long-term capital appreciation.  The fund invests approximately 60% to 65% of assets in investment-grade corporate, U.S. Treasury, and government agency bonds, as well as mortgage-backed securities.  The remaining 35% to 40% of fund assets are invested in common stocks of companies that have a history of above-average dividends or expectations of increasing dividends.

Large Value Fund - The fund’s objective is to provide long-term growth of capital and income.  The fund invests at least 80% of assets in common stocks and other equity securities of companies that pay or are expected to pay dividends.  It invests primarily in common stocks of companies with market capitalizations greater than $3.5 billion.  The fund may also invest in real estate investment trusts and in non-U.S. securities, including emerging market securities.

Large Growth Fund - The fund’s objective is to provide long-term capital appreciation and, secondly, current income.  The fund primarily invests in common stocks and convertible securities.  The portfolio manager uses a bottom-up approach to stock selection and seeks high quality, well-established large-cap companies that are believed to be growing their near-term earnings at an above average rate.  It defines a large-cap company as one having a market capitalization of $5.0 billion or more at the time of acquisition.  The fund may invest in foreign securities.

Large Blend Fund - The fund’s objective is to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.  The fund employs an indexing investment approach designed to track the performance of the Standard & Poor's 500 Index. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Mid-Cap Value Fund - The investment seeks capital appreciation. The fund primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe are undervalued.  It normally invests at least 80% of the net assets in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap Value Index.  The fund may also invest in foreign equity and debt securities, which may include investments in emerging markets.

Small Growth Fund - The investment seeks long-term growth of capital. The fund invests at least 80% of assets in equities securities of small-, mid-, and/or micro-cap companies with market capitalizations up to $5.0 billion that it believes are trading significantly below its estimate of their current worth, basing the assessment chiefly on balance sheet quality and cash flow levels.  Although the fund normally focuses on the securities of U.S. companies, it may invest up to 25% of its net assets in foreign securities.

Foreign Large Blend Fund - The investment seeks long term growth of capital. The fund normally invests in the equity securities of issuers located in international markets.  It typically invests in equity and equity-related instruments of mid-size and larger companies.  The fund invests at least 80% of net assets in equity securities of issuers located anywhere in the world, normally excluding the U.S.  It may invest in derivatives for hedging and non-hedging purposes.  The fund may invest up to 35% of its net assets in emerging market securities.  It ordinarily invests at least 65% of its total assets in no fewer than three different countries outside the U.S.

Retirement Income Fund - The investment seeks the highest total return over time consistent with an emphasis on both capital growth and income.  The fund invests in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes and sectors.  It is intended for retired investors who seek income and relative stability from bonds along with some capital appreciation potential from stocks.  The fund’s “neutral allocations,” which are what T. Rowe Price considers broadly appropriate for investors during their retirement years, are 40% stock funds and 60% bond funds.  While the investment is non-diversified, it invests in diversified underlying holdings.

Target Date 2000-2010, Target Date 2011-2015, Target Date 2016-2020, Target Date 2021-2025, Target Date 2026-2030, Target Date 2031-2035, Target Date 2036-2040, Target Date 2041-2045, Target Date 2046-2050 and Target Date 2051+ Funds - The investments seek the highest total return over time consistent with an emphasis on both capital growth and income.  The funds invest in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes and sectors.  Their allocation between T. Rowe Price stock and bond funds will change over time in relation to the target retirement date.  While the investments are non-diversified, they invest in diversified underlying holdings.

Common Collective Trust
Fixed Income Fund - The fund seeks to obtain competitive fixed income returns in different interest rate environments without principal market fluctuation. The fund is designed to preserve principal, maximize income and provide a high degree of liquidity without sacrificing credit quality.

Administrative Expenses:  Administrative and trustee expenses are allocated to participants’ accounts based on the proportion of each participant’s account balance to the total of all account balances.  Some Plan expenses are also paid by the Plan sponsor.

Recent Accounting Pronouncements:  In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, "Fair Value Measurements and Disclosures," which requires new disclosures and provides clarification of existing disclosures about fair value measurements.  The ASU requires an entity to disclose (a) the amounts of significant transfers of assets and / or liabilities in and out of Levels 1 and 2 of the fair value hierarchy and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs).  This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

The ASU was effective for the 2011 plan year, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements will be effective for the 2012 plan year.  Refer to Note 6 for disclosures associated with fair value measurements.  Refer to Note 8 for disclosures related to the Plan’s investment in the Common Collective Trust Fixed Income Fund, which falls within Level 2 of the fair value hierarchy.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement," which aligns disclosures related to fair value between U.S. GAAP and International Financial Reporting Standards.  The ASU includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements.  The changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures, as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements.  This update will be effective for Plan year 2012.  The Plan is evaluating the impact that the application of this ASU will have on financial statement disclosures in future periods.

NOTE 2 - INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits (at fair value) as of December 31 are as follows:

Common collective trust fund	2011		2010
FFTW Income Plus Fund (formerly ABN AMRO IncomePlus Fund) (at contract value)	$23,401,545		$ 26,638,027

Mutual funds
Vanguard Wellesley Income Fund	10,237,151		9,403,617
Allianz NFJ Dividend Value Fund	9,974,303		2,580,691	*
Montag & Caldwell Growth Fund	9,032,483		1,858,640	*
Perkins Mid Cap Value Fund	3,953,489	*	4,527,412
Artio International Equity II Fund	3,705,204	*	5,391,374
Royce Value Plus Service Fund	3,179,347	*	4,322,067
A. M. Castle & Co. Equity Fund	-	*	17,722,131

Common stock
A. M. Castle & Co.	3,246,058	*	5,440,367

*This investment is listed for comparison purposes as it is less than 5% of total net assets available for benefits as of December 31, 2011 or December 31, 2010.  Effective January 10, 2011, the A. M. Castle & Co. Equity Fund closed and existing assets were equally allocated to the Montag & Caldwell Growth Fund and the Allianz NFJ Dividend Value Fund, which represent the two funds that previously comprised the Equity Fund.

During 2011, the Plan’s investments depreciated as follows:

A. M. Castle & Co. common stock	$(2,517,961)
Common collective trust fund	270,721
Mutual funds	(2,194,174)

Net depreciation in fair value of investments	$(4,441,414)

The realized gains for the Plan’s investments during 2011 of $989,356 relate entirely to mutual funds.

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 2012 that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”).  The determination letter is applicable for the plan document effective January 1, 2010.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  The Plan is required to operate in conformity with the IRC in order to maintain its qualification.  The Plan Administrator is not aware of any events that have occurred that might adversely impact the Plan’s qualified status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management is required to evaluate tax positions taken by the Plan in accordance with U.S. GAAP.  The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  Based on the Plan Administrator’s evaluation, there are no uncertain positions taken or expected to be taken by the Plan as of December 31, 2011 and 2010.  Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.  In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.

NOTE 5 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Notes receivable from Plan participants qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

The Plan invests in the common stock of the Plan sponsor, A. M. Castle & Co.  This qualifies as a related-party transaction.  As of December 31, 2011, the fair value of this common stock held in the Plan was $3,246,058 on 343,135 shares.  The fair value as of December 31, 2010 was $5,440,367 on 295,512 shares held.

During 2011, administrative fees of $112,759 were paid by the Plan to The Principal Financial Group, which qualify as party-in-interest transactions.  The Plan sponsor also pays certain fees and expenses of the Plan.

NOTE 6 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for measurement and disclosure purposes with respect to financial assets and liabilities. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies, is described below:

Level 1 — Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets that the Plan has ability to access.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.

The following describes the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock – valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – valued at the NAV of shares derived by the quoted prices of underlying investments held by the fund at year-end.

Common collective trust – valued at the NAV of underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Balance at December 31, 2011
Common stock
A.M. Castle & Co.	$3,246,058	$—	$—	$3,246,058
			—
Mutual funds
Conservative Allocation Fund	10,237,151	—	—	10,237,151
Large Value Fund	9,974,303	—	—	9,974,303
Large Growth Fund	9,032,483	—	—	9,032,483
Large Blend Fund	3,656,239	—	—	3,656,239
Mid-Cap Value Fund	3,953,489	—	—	3,953,489
Small Growth Fund	3,179,347	—	—	3,179,347
Foreign Large Blend Fund	3,705,204	—	—	3,705,204
Retirement Income Fund	139,187	—	—	139,187
Target Date 2000-2010 Funds	453,217	—	—	453,217
Target Date 2011-2015 Fund	1,916,525	—	—	1,916,525
Target Date 2016-2020 Fund	2,329,091	—	—	2,329,091
Target Date 2021-2025 Fund	937,745	—	—	937,745
Target Date 2026-2030 Fund	713,957	—	—	713,957
Target Date 2031-2035 Fund	479,620	—	—	479,620
Target Date 2036-2040 Fund	440,053	—	—	440,053
Target Date 2041-2045 Fund	267,809	—	—	267,809
Target Date 2046-2050 Fund	385,408	—	—	385,408
Target Date 2051+ Fund	13,658	—	—	13,658

Common collective trust
Fixed Income Fund	—	23,449,110	—	23,449,110
Total	$55,060,544	$23,449,110	$—	$78,509,654

The following table sets forth the Plan’s assets at fair value as of December 31, 2010:
	Level 1	Level 2	Level 3	Balance at December 31, 2010
Common stock
A.M. Castle & Co.	$5,440,367	$—	$—	$5,440,367

Mutual funds
Conservative Allocation Fund	9,403,617	—	—	9,403,617
Large Value Fund	2,580,691	—	—	2,580,691
Large Growth Fund	1,858,640	—	—	1,858,640
Large Blend Fund	3,227,375	—	—	3,227,375
Mid-Cap Value Fund	4,527,412	—	—	4,527,412
Small Growth Fund	4,322,067	—	—	4,322,067
Foreign Large Blend Fund	5,391,374	—	—	5,391,374
Equity Fund	17,722,131	—	—	17,722,131

Common collective trust
Fixed Income Fund	—	26,742,208	—	26,742,208
Total	$54,473,674	$26,742,208	$—	$81,215,882

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H FORM 5500

The reconciliation between the financial statements and Form 5500 is as follows:

	2011	2010
Net assets per Form 5500, Schedule H	$80,825,471	$83,379,843
Adjustment from fair value to contract value for fully benefit – responsive contracts	(47,565)	(104,181)
Other	—	1,590
Net assets available for benefits per financial statements	$80,777,906	$83,277,252

2011
Decrease in net assets per Form 5500, Schedule H	$(2,554,372)
Less: 2011 adjustment from fair value to contract value for fully benefit – responsive contracts	(47,565)
Less: Other 2010 adjustment	(1,590)
Add: 2010 adjustment from fair value to contract value for fully benefit – responsive contracts	104,181
Decrease in net assets available for benefits per financial statements	$(2,499,346)

NOTE 8 – INVESTMENT IN THE FFTW INCOME PLUS FUND (FORMERLY THE ABN AMRO INCOME PLUS FUND)

In 2011 and 2010, the Plan invested in the FFTW Income Plus Fund (formerly the ABN AMRO Income Plus Fund) (“Income Plus Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust fund”).  The Income Plus Fund is invested and reinvested primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs.  A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments.  A key difference between a synthetic GIC and a traditional GIC is that the policyholder (such as a benefit plan) owns the assets underlying the synthetic GIC.  To enable the policyholder to realize a specific known value for the assets if it needs to liquidate them, synthetic GICs utilize a "wrapper" contract that provides market and cash flow risk protection to the policyholder.

The Income Plus Fund invests primarily in investment contracts such as traditional GICs and enters into wrapper contracts with underlying securities to create synthetic GICs.  In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity.  In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates.  Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments.  The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation.  In the event that there are partial shareholder redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract's crediting rate to at least zero percent.  The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value.  These events include termination of participating plans, or a material adverse change to the provisions of participating plans.  At this time, the Plan and the Income Plus Fund, believe that it is not probable that the occurrence of any such events would be significant enough to limit the Income Plus Fund’s ability to transact at contract value with participants.

The NAV of the Income Plus Fund's share classes is determined on a daily basis.  Units can be issued and redeemed on any business day at that day's unit value.  All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value.  Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made.  In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.

NOTE 9 – SUBSEQUENT EVENTS

Effective June 29, 2012, the Plan will be amended to discontinue the Artio International Equity Fund II as an investment fund under the Plan.  The discontinued fund will be replaced with the Manning & Napier Overseas Fund.

Effective July 1, 2012, the Plan will be amended to include the employees of Tube Supply, LLC, a subsidiary of the Company which was acquired in December of 2011.  Employees will be eligible to participate in the Plan immediately.  Tube Supply, LLC’s existing plan assets will be rolled over into the Plan during 2012 as a result of this amendment.

SUPPLEMENTARY INFORMATION

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
		Common Stock
*	A. M. Castle & Co.	A. M. Castle & Co. Common Stock	**	$3,246,058

		Mutual Funds
	Allianz NFJ Advisors	Dividend Value Fund	**	9,974,303
	Aston Asset Management	Montag & Caldwell Growth Fund	**	9,032,483
	Artio Global Investors	International Equity Fund	**	3,705,204
	Janus International Holding, LLC	Perkins Mid Cap Value Fund	**	3,953,489
	The Royce Funds	Royce Value Plus Service Fund	**	3,179,347
	The Vanguard Group	Wellesley Income Fund	**	10,237,151
	The Vanguard Group	Vanguard 500 Index Signal Fund	**	3,656,239
	T. Rowe Price Funds	Retirement Income Fund	**	139,187
	T. Rowe Price Funds	Retirement 2005 Fund	**	4,505
	T. Rowe Price Funds	Retirement 2010 Fund	**	448,712
	T. Rowe Price Funds	Retirement 2015 Fund	**	1,916,525
	T. Rowe Price Funds	Retirement 2020 Fund	**	2,329,091
	T. Rowe Price Funds	Retirement 2025 Fund	**	937,745
	T. Rowe Price Funds	Retirement 2030 Fund	**	713,957
	T. Rowe Price Funds	Retirement 2035 Fund	**	479,620
	T. Rowe Price Funds	Retirement 2040 Fund	**	440,053
	T. Rowe Price Funds	Retirement 2045 Fund	**	267,809
	T. Rowe Price Funds	Retirement 2050 Fund	**	385,408
	T. Rowe Price Funds	Retirement 2055 Fund	**	13,658

		Common Collective Trust Fund
	BNP Paribas Investment Partners Trust Company	FFTW Income Plus Fund	**	23,449,110

		Participant Loans
*	Participant loans	Maturing through 2018, at interest rates of 4.20% to 9.61%	$0	2,315,817
	Total investments			$80,825,471

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

June 27, 2012	By:	/s/ Anne D. Scharm
	Name:	Anne D. Scharm
	Title:	Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm	EX-1-

* Filed herewith